Exhibit 12.1
RATIO OF EARNINGS TO FIXED CHARGES
     The ratio was computed by dividing earnings by fixed charges. For this purpose, “earnings” represent the aggregate of pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees, amortization of capitalized interest, distributed income of equity investees, our share of pre-tax losses of equity investees, and fixed charges less capitalized interest. The table below sets forth our consolidated ratios of earnings to fixed charges for the periods indicated.

			Year Ended December 31,
	2002		2003		2004		2005		2006
			(In thousands, except for ratio data)
Ratio of earnings to fixed charges:
Earnings from continuing operations before fixed charges:
Income from continuing operations before income taxes, minority interest and income /loss from equity investees	$35,667		$47,837		$55,579		$105,942		$298,551
Distributed income of equity investees	78		105		57		—		—
Share of pre-tax losses of equity investees	80		—		—		—		—
Adjusted pre-tax earnings from continuing operations	35,825		47,972		55,636		105,942		298,551
Fixed charges less capitalized interest	22,915		23,473		23,363		22,989		24,271

Earnings from continuing operations before fixed charges:	$58,740		$71,415		$78,999		$128,931		$322,822

Fixed charges:
Interest expenses, net of capitalized interest	$21,884		$22,447		$22,476		$21,862		$22,950
Capitalized Interest	1,066		87		—		456		924
Amortized premiums, discounts and capitalized expenses related to indebtedness	1,031		1,026		887		1,127		1,321

Total fixed charges	$23,981		$23,560		$23,363		$23,445		$25,195

Ratio of earnings to fixed charges	2.45	x	3.03	x	3.38	x	5.50	x	12.81	x